UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Bluegreen Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096231105

(CUSIP Number)

BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309 Attn: Alan B. Levan, Chairman, Chief Executive Officer and President (954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096231105

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,922,953
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,922,953
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,922,953
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.0%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 096231105

1.	Names of Reporting Persons Woodbridge Holdings, LLC (I.R.S. No. 80-0478887)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,922,953
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,922,953
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,922,953
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.0%
14.	Type of Reporting Person (See Instructions) HC

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), and Woodbridge Holdings, LLC, a Florida limited liability company and wholly-owned subsidiary of BFC, to amend the Schedule 13D filed on April 22, 2002, as previously amended, relating to the common stock, par value $.01 per share, of Bluegreen Corporation, a Massachusetts corporation (the “Issuer”), solely to reflect the entry by BFC and the Issuer into the Merger Agreement described herein. The Issuer’s principal executive offices are located at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431.

Item 4. Purpose of Transaction

As previously disclosed, the Issuer, BFC and a newly formed wholly owned subsidiary of BFC entered into a definitive merger agreement (the “Merger Agreement”) on November 11, 2011, pursuant to which, upon consummation of the merger contemplated by the Merger Agreement and subject to the terms and conditions thereof, the Issuer will become a wholly owned subsidiary of BFC. Under the terms of the Merger Agreement, which was approved by a special committee comprised of the Issuer’s independent directors as well as the boards of directors of both the Issuer and BFC, holders of the Issuer’s common stock (other than BFC) will be entitled to receive eight shares of BFC’s Class A Common Stock for each share of the Issuer’s common stock that they hold at the effective time of the merger. The shares of the Issuer’s common stock held directly or indirectly by BFC will be canceled in the merger. The consummation of the merger is subject to a number of closing conditions, including the listing of BFC’s Class A Common Stock on a national securities exchange at the effective time of the merger and the approval of both the Issuer’s and BFC’s shareholders. While BFC has committed to vote its shares of the Issuer’s common stock in favor of the Merger Agreement, under Massachusetts law, the Merger Agreement is required to be approved by holders of at least 66-2/3% of the outstanding shares of the Issuer’s common stock. There is no assurance that the merger will be consummated pursuant to the terms of the Merger Agreement or at all.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Item 4 above is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of November 11, 2011, by and among BFC Financial Corporation, BXG Florida, LLC and Bluegreen Corporation (incorporated by reference to Exhibit 2.1 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on November 14, 2011)

Additional Information and Where to Find it

BFC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, in which a joint proxy statement/prospectus concerning the merger will be included. The joint proxy statement/prospectus will be sent to the shareholders of BFC and the Issuer, who are advised to read the joint proxy statement/prospectus when it is finalized and distributed because it will contain important information. Shareholders of BFC and the Issuer will be able to obtain a copy of the joint proxy statement/prospectus and other relevant documents filed with the SEC free-of-charge from the SEC’s web site at www.sec.gov or by directing a request by mail to Corporate Secretary, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, or by calling 954-940-4900.

BFC, the Issuer and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders in connection with the merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation as well as additional information concerning BFC’s and the Issuer’s directors and executive officers will be set forth in the joint proxy statement/prospectus relating to the merger. Information concerning BFC’s and the Issuer’s directors and executive officers is also set forth in their respective filings with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2011

Date

BFC Financial Corporation

/s/ John K. Grelle
Signature

John K. Grelle/Executive Vice President and Chief Financial Officer
Name/Title

Woodbridge Holdings, LLC

/s/ John K. Grelle
Signature

John K. Grelle/Chief Financial Officer
Name/Title